UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: September 7, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Mecox Lane Limited Announces Second Quarter 2011 Results

Net Revenues from Internet Platform Increased to $32.7 Million in the Second Quarter of 2011

Company Upgrades Warehouse Management System and Launches Cross-User Registration

with SINA Weibo and Alibaba’s Alipay

SHANGHAI, September 7, 2011 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Internet platform net revenues increased by 25.9% year-over-year

•	Net revenues were $58.7 million, remaining substantially unchanged year-over-year compared to $58.8 million in the year-ago period

•	Gross profit[1] decreased by 20.1% year-over-year to $21.5 million from $26.9 million in the year-ago period

•	Net loss was $3.4 million compared to net income of $4.1 million in the year-ago period

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Gu stated, “As additional waves of venture capital investment flowed into China’s B2C e-commerce industry during the second quarter, we continued to see heavy competition in our industry. Despite new entrants into this sector, we did see positive growth momentum in our business driven by our Internet platform, with our number of Internet orders growing by 43% year-over-year and our quarterly unique visitors to our M18.com website increasing by 47% year-over-year. The growth of our Internet business reflects not only our ability to attract new visitors to our website through effective marketing strategies, but also the strong appeal of our product offerings and proprietary brands, which has enabled us to convert those visitors into active customers.”

Mr. Gu added, “We’re also pleased to report our recently launched cross-user registration functionality with both SINA Weibo and Alibaba’s Alipay, where SINA Weibo and Alibaba’s Alipay users can log onto M18.com with their existing usernames. With these partnerships, we believe we’ll continue to see our user base expand and our purchase rates increase.”

Mr. Gu continued, “Building from our competitive advantages of operational efficiency, a seasoned management team and an improving customer shopping experience, we continued to position ourselves to be one of the leading platforms in China’s highly competitive B2C e-commerce market. On the operational end, we’ve partnered with RedPrairie, a leading provider of warehouse management systems that is widely used by leading, international e-commerce companies, to provide us with new logistics software that will improve the efficiency and accuracy of our warehouse management operations. This in conjunction with our strategic hire of a new vice president of logistics, who was previously a logistics head at Wal-Mart China, enhances our operational strength, our management team and ultimately our customer shopping experience.”

Mr. Gu concluded, “Looking forward, we see tremendous opportunities in China’s e-commerce sector and for Mecox Lane, but we also foresee competition intensifying across China’s B2C e-commerce market over the next 12 to 18 months. Given this environment, we’re placing strategic emphasis on delivering long-term returns rather than trying to maximize top line growth in the short term. Along these lines, we will prudently reallocate direct customer marketing and advertising dollars towards a longer-term investment into building our brand. Our focus on preserving cash flow and enhancing our operational efficiency will ensure the sustainability of our business. We recognize these initiatives may require a longer time horizon before we see tangible results, and that we may see the growth of our Internet business slow in the next few quarters, but we firmly believe that in the long run this approach will strengthen our competitive position as a viable force in China’s online apparel and accessories industry.”

[1]	Gross profit excludes the impact of depreciation and amortization expenses.

Second Quarter 2011 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the second quarter of 2011 and the second quarter of 2010 as in the following paragraphs.

Total Net Revenues

Total net revenues were $58.7 million in the second quarter of 2011, remaining substantially unchanged compared to $58.8 million in the second quarter of 2010. This was primarily due to the combined effects of an increase in the net revenues from the Company’s Internet platform and a decrease in the net revenues from the call center as explained below.

Internet Platform

Net revenues from the Internet platform were $32.7 million in the second quarter of 2011, representing an increase of 25.9% from $26.0 million in the second quarter of 2010. The growth was primarily attributed to an increase in the number of active customers due to greater online advertising and marketing efforts, partially offset by coupons and discount promotions that were offered to customers due to increased competition.

Call Center

Net revenues from the call center were $14.8 million in the second quarter of 2011, representing a decrease of 33.0% from $22.1 million in the second quarter of 2010. The decrease was primarily attributed to a decline in orders placed through the call center due to the corresponding growth in the e-commerce sector and a reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $6.0 million in the second quarter of 2011, representing a decrease of 18.5% from $7.4 million in the second quarter of 2010. The decrease was primarily due to a decline in the number of directly operated stores from an average of 161 stores in the second quarter of 2010 to an average of 118 stores in the second quarter of 2011.

Net revenues from franchised stores were $5.2 million in the second quarter of 2011, representing an increase of 55.5% from $3.4 million in the second quarter of 2010. The growth in net revenues was primarily due to higher same store sales.

Cost of Goods Sold2

Cost of goods sold was $37.3 million in the second quarter of 2011, representing an increase of 16.8% from $31.9 million in the second quarter of 2010. The increase was primarily due to an increase in the cost of goods sold attributed to the Internet platform, corresponding to the increase in sales.

Gross Profit1 and Gross Margin

Gross profit was $21.5 million in the second quarter of 2011, representing a decrease of 20.1% from $26.9 million in the second quarter of 2010. Gross margin was 36.5% in the second quarter of 2011, compared to 45.7% in the second quarter of 2010. The decrease in gross margin was primarily due to the combined effects of (i) the increase in weighting of the Internet business in total net revenues, which generated a lower margin than other segments; (ii) the increase in net revenues from third-party products, for which the profit margin is lower than for the products under the Company’s own proprietary brands; and (iii) the increase of coupon and discount promotions that were offered to customers due to increased competition.

[2]	Cost of Goods sold excludes depreciation and amortization expenses.

Operating Expenses

Total operating expenses were $26.9 million in the second quarter of 2011, representing an increase of 22.6% from $21.9 million in the second quarter of 2010.

Selling, general and administrative expenses were $26.0 million in the second quarter of 2011, representing an increase of 24.1% from $20.9 million in the second quarter of 2010, which was primarily due to an increase in marketing costs and an increase in labor costs that resulted from the hiring of additional logistics staff and increases in compensation in order to retain personnel.

Loss from Operations

Loss from operations was $5.4 million in the second quarter of 2011, compared to the income from operations of $4.9 million in the second quarter of 2010.

Net Loss and Loss per ADS

Net loss was $3.4 million in the second quarter of 2011, compared to net income of $4.1 million in the second quarter of 2010. Non-GAAP net loss3 was $2.5 million in the second quarter of 2011, compared to Non-GAAP3 net income of $4.9 million in the second quarter of 2010. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.06 in the second quarter of 2011. One ADS represents seven ordinary shares.

Cash and Cash Equivalents

As of June 30, 2011, Mecox Lane had cash and cash equivalents totaling $83.3 million, compared to $86.0 million as of December 31, 2010.

Recent Business Updates

Upgrade of Warehouse Management System

In the second quarter, the Company entered into a cooperation contract with RedPrairie, a leading productivity software provider based in the United States, to provide Mecox Lane with a more advanced online warehouse management system that is expected to improve Mecox Lane’s operational efficiency and accuracy, and help reduce operating expenses.

[3]

Non-GAAP net loss and Non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited – Consolidated Statement of Operations Information – Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Appointment of New Vice President of Logistics

The Company hired a new vice president of logistics, who was previously a logistics head at Wal-Mart China. He brings to Mecox Lane deep expertise in operational management and multi-national experience from one of the world’s largest retailers.

M18.com Partners with SINA Weibo and Alibaba’s Alipay for Cross-User Registration

In the second quarter of 2011, Mecox Lane established strategic cooperation with SINA Weibo and Alibaba’s Alipay, respectively, to allow users of these two platforms to use their existing Weibo and Alipay user names to log onto Mecox Lane’s M18.com website. Mecox Lane was the first company to establish cross-user registration with Alipay.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9 p.m. U.S. Eastern Time on September 6, 2011 (9 a.m. Shanghai/Hong Kong Time on September 7, 2011) to discuss results and highlights from the quarter and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com, at 7:30 p.m. U.S. Eastern Time on September 6, 2011 (7:30 a.m. Shanghai/Hong Kong Time on September 7, 2011).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-405-2350
International:	+65-6723-9388
Hong Kong:	+852-2561-8854
Passcode:	93313408

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet Information

	December 31,	June 30,
	2010	2011
	$	$
ASSETS
Current assets:
Cash and cash equivalents	86,011,952	83,340,578
Short-term investments	30,199,200	—
Accounts receivable, net of allowances of $77,338 and $68,663 as of December 31, 2010 and June 30, 2011, respectively	1,487,298	548,073
Other receivables	9,662,105	10,696,371
Advances to suppliers and prepaid expenses	1,410,510	2,046,374
Merchandise inventories	35,809,524	38,424,900
Deferred tax assets—current portion	1,672,078	1,672,078

Total current assets	166,252,667	136,728,374
Property and equipment, net	8,696,636	28,541,386
Prepaid land use right	—	5,942,910
Intangible assets, net	1,283,370	1,467,161
Deferred tax assets—long term portion	1,271,691	1,271,691
Other non-current assets	439,798	889,673

TOTAL ASSETS	177,944,162	174,841,195

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	24,117,767	26,875,364
Advances from customers	5,839,069	5,410,685
Amount due to related parties	8,529	—
Accrued expenses	6,553,143	6,808,946
Other current liabilities	4,311,094	3,977,129
Income tax payable	1,429,415	—

Total current liabilities	42,259,017	43,072,124

Mezzanine equity:
Redeemable noncontrolling interests	38,855	645,486

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,257 shares issued and outstanding as of December 31, 2010 and June 30, 2011)	40,519	40,519
Additional paid-in capital	159,437,097	160,247,330
Accumulated deficit	(26,223,473)	(33,439,741)
Accumulated other comprehensive income	2,292,147	4,175,477

Total Mecox Lane Limited equity	135,546,290	131,023,585
Noncontrolling interests	100,000	100,000

Total equity	135,646,290	131,123,585

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	177,944,162	174,841,195

Mecox Lane Limited

Unaudited Consolidated Statement of Operations Information

	Three-month Periods Ended June 30
	2010	2011
	$	$
Net revenues:
Internet platform	25,982,360	32,710,102
Call center	22,078,104	14,801,775
Directly operated stores	7,350,942	5,992,221
Franchised stores	3,362,273	5,227,891

Total net revenues	58,773,679	58,731,989

Cost of goods sold (excluding depreciation and amortization)
Internet platform	15,689,780	24,313,746
Call center	11,292,519	6,934,804
Directly operated stores	2,797,096	2,539,333
Franchised stores	2,139,517	3,488,433

Total cost of goods sold (excluding depreciation and amortization)	31,918,912	37,276,316

Operating expenses:
Selling, general and administrative expenses	20,911,263	25,960,589
Depreciation and amortization	1,062,098	1,042,615
Other operating income, net	(46,261)	(118,847)

Total operating expenses	21,927,100	26,884,357

Income (loss) from operations	4,927,667	(5,428,684)
Interest income	55,225	624,773
Other income, net	—	526,219

Income (loss) before income taxes and noncontrolling interests	4,982,892	(4,277,692)
Income tax benefit (expense)	(906,886)	881,823

Net income (loss)	4,076,006	(3,395,869)
Net income (loss) attributable to noncontrolling interests	—	(58,493)

Net income (loss) attributable to Mecox Lane Limited shareholders	4,076,006	(3,337,376)

Earnings (loss) per ordinary share:
Basic	0.01	(0.01)
Diluted	0.01	(0.01)
Earnings (loss) per ADS
Basic	0.05	(0.06)
Diluted	0.04	(0.06)
Weighted average ordinary shares used in per share calculation
Basic	205,381,732	405,192,257
Diluted	239,774,818	405,192,257
Weighted average ADS used in per share calculation
Basic	29,340,247	57,884,608
Diluted	34,253,545	57,884,608

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

Non-GAAP net income (loss) (1)	4,898,623	(2,508,248)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended June 30
	2010	2011
	$	$

Net income (loss)	4,076,006	(3,395,869)

Add back: Share-based compensation expenses	822,617	887,621

Non-GAAP net income (loss)	4,898,623	(2,508,248)